

January 23, 2006

Via Facsimile (213) 830-8683 and U.S. Mail

Mr. Richard Welch, Esq
Bingham McCutchen LLP
355 S. Grand Ave., 4400
Los Angeles, California 90071

> **Re: Fox & Hound Restaurant Group**
> **Schedule TO-T filed January 6, 2006, as amended**
> **by Levine Leichtman Capital Partners III, L.P.,** *et al.*
> **File No. 5-52069**

Dear Mr. Welch:

We have reviewed the above-referenced filings and have the following comments.

Offer to Purchase

Determinations of Validity, page 17

1.   We note your statement that your interpretation of the terms and conditions "will be final and binding on all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

Certain Federal Income Tax Consequences, page 19

2.   Rather than refer to "certain" tax consequences in your heading and the disclosure that follows, please refer to "material" tax consequences. In addition, please delete reference to your discussion being "for general information only." Investors are entitled to rely upon your disclosure.

Other Financial Information, page 23

3.   Please delete the state that "[n]one of offeror, FAC, LLCP, or Levine Leichtman or their
        advisors assumes any responsibility for the accuracy or validity of any of the
        projections." Investors are entitled to rely upon your disclosure.

Source and Amount of Funds, page 26

4.   Identify the Levine Leichtman Capital Partners III-Amicus Fund, L.P. is not identified as
        a co-bidder. For a list of factors to be considered in determining the bidders in a tender
        offer, see the section entitled "Identifying the Bidder in a Tender Offer" in the Division
        of Corporation Finance's Current Issues Outline, dated November 14, 2000, available on
        our website at www.sec.gov.

Certain Conditions to the Offeror's Obligations, page 49

5.   Please define each of contractual terms discussed in this section, so that investors can
        objectively verify whether the condition has been triggered.

6.   Please revise subpart (vi) for clarity and so that an investor can objectively verified the
        condition without reference to the merger agreement or non-public disclosure schedules.

7.   Please identify all material conditions to the offer in this section. For instance, this
        section makes no reference to the required liquor permit requirements.

8.   We note the statement that the conditions may be asserted "regardless of the
        circumstance giving rise to any such condition." We do not object to the imposition of
        conditions in a tender offer, provided that they are not within the direct or indirect control
        of the issuer and are specific and capable of objective verification when satisfied. Please
        revise accordingly.

9.   We note the offerors have reserved the right to assert the occurrence of any of the
        conditions to the offer "at any time from time to time." Defining the conditions as "an
        ongoing right which may be asserted at any time from time to time" suggests that
        conditions to the offer may be raised or asserted after expiration of the offer. Please be
        advised that all conditions to the offer, other than those subject to applicable law, must be
        satisfied or waived before the expiration of the offer. Revise the disclosure in the closing
        paragraph of this section to make clear that all conditions, other than those subject to
        government approvals, will be satisfied or waived on or before expiration of the offer.

10.   We note your statement that the failure to exercise a right will not be deemed a waiver of
        that right. This language suggests that once a condition is triggered, you will make a
        secondary determination as to whether to proceed with the tender offer. Please note that
        when a condition is triggered and an offeror decides to proceed with the offer anyway,
        we believe that this decision constitutes a waiver of the triggered condition. As you are
        aware, the waiver of a material offer condition may require an extension of the offer, as

well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. In that regard, please clarify whether the existing competing offer has triggered any of the applicable conditions.

Liquor Licenses, page 52

11.   Please significantly expand this section to discuss the required Liquor approvals. You should address in the number and types of approvals that must be sought. In addition, you should discuss the steps that must be taken to receive these approvals and the time frame necessary to receive such approvals.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Sincerely,

Michael Pressman
Office of Mergers
and Acquisitions